SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Well drilling completed at Transfer of Rights area

Rio de Janeiro, September 19th, 2012 – Petróleo Brasileiro S.A. – Petrobras announces it has completed drilling the fourth well at the transfer of rights area in the pre-salt of Santos Basin. This discovery was previously announced on August 21st, 2012, when the well was still being drilled and had reached depths of 5,656 meters.

The well, which is called 3-BRSA-1053-RJS (3-RJS-699), and is unofficially referred to as Franco SW, is located at water depths of 2,024 meters, 210 km from the city of Rio de Janeiro and 17 km south of discovery well 2-ANP-1-RJS (known as Franco). The total depth of 5,973 meters was reached in a stratigraphic horizon established in the transfer of rights exploratory program.

Analyses of the oil recovered from carbonate reservoirs below the salt layer confirmed good quality oil (from 28 to 30º API). Samples were collected from reservoirs of similar thickness to those registered in the discovery well, which confirms the extension of the oil reservoirs towards the south of Franco area. The verified hydrocarbon column is 438 meters high.

This well is part of the Mandatory Exploratory Program at Franco area, where Petrobras acquired the right to produce up to 3 billion barrels of oil. The exploratory phase is underway and is expected to be completed by September, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

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